EXHIBIT 99.1

Unaudited Interim Consolidated Financial Statements

(Expressed in U.S. dollars)

MASONITE INTERNATIONAL INC.

For the Three and Six Month Periods Ended June 30, 2007 and June 30, 2006

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars)

For the Three Month Periods Ended June 30, 2007 and June 30, 2006

	April 1, 2007 - June 30, 2007	April 1, 2006 - June 30, 2006 (Restated - note 2)

Sales	$588,937	$657,548
Cost of sales	447,054	523,692
	141,883	133,856

Selling, general and administration expenses (note 17)	53,249	53,996
Depreciation	23,959	22,069
Amortization of intangible assets	8,897	8,915
Interest	44,995	46,074
Other expense, net (note 13)	10,480	5,040

Income (loss) before income taxes and non-controlling interest	303	(2,238)

Income taxes (note 14)	(7,264)	(3,590)
Non-controlling interest	2,128	2,169

Net income (loss)	$5,439	$(817)

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Operations

(In thousands of U.S. dollars)

For the Six Month Periods Ended June 30, 2007 and June 30, 2006

	January 1, 2007 - June 30, 2007	January 1, 2006 - June 30, 2006 (Restated - note 2)

Sales	$1,158,308	$1,257,119
Cost of sales	889,468	1,005,552
	268,840	251,567

Selling, general and administration expenses (note 17)	106,662	109,665
Depreciation	46,615	43,406
Amortization of intangible assets	17,792	17,783
Interest	89,815	90,857
Other expense, net (note 13)	12,323	7,105

Loss before income taxes and non-controlling interest	(4,367)	(17,249)

Income taxes (note 14)	(10,031)	(9,698)
Non-controlling interest	3,253	3,998

Net income (loss)	$2,411	$(11,549)

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Balance Sheets

(In thousands of U.S. dollars)

As at June 30, 2007 and December 31, 2006

	June 30, 2007	December 31, 2006 (Restated - note 1)

Assets

Current assets:
Cash and cash equivalents	$77,086	$47,423
Accounts receivable (note 3)	284,928	247,670
Inventories (note 4)	327,041	351,538
Prepaid expenses	22,265	19,131
Current future income taxes	41,659	38,885
	752,979	704,647

Property, plant and equipment	841,965	873,576
Goodwill	970,984	969,480
Intangible assets	491,228	508,968
Other assets (note 5)	36,226	89,334
Long-term future income taxes	16,694	18,507
	$3,110,076	$3,164,512

Liabilities and Shareholder's Equity

Current liabilities:
Bank indebtedness (note 6)	$67,194	$60,393
Accounts payable and accrued expenses (note 8)	348,437	343,682
Income taxes payable	29,947	26,909
Current future income taxes	1,321	1,629
Current portion of long-term debt (note 7)	31,844	32,221
	478,743	464,834

Long-term debt (note 7)	1,849,023	1,923,558
Long-term future income taxes	204,675	214,185
Other long-term liabilities (note 9)	38,703	41,081
	2,571,144	2,643,658

Non-controlling interest	39,484	36,841

Shareholder's equity (note 10):
Share capital	567,177	567,177
Common shares, unlimited shares authorized, 113,435,362 shares issued and outstanding at June 30, 2007 and December 31, 2006
Contributed surplus	6,259	4,987
Deficit	(101,723)	(104,134)
Accumulated other comprehensive income	27,735	15,983
	499,448	484,013

	$3,110,076	$3,164,512

Commitments and contingencies (note 12)

Related party transactions (notes 5 and 17)

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Unaudited Consolidated Statements of Changes in Shareholder’s Equity

(In thousands of U.S. dollars)

For the Six Month Periods Ended June 30, 2007 and June 30, 2006

	Common Shares		Contributed Surplus	Deficit	Accumulated Other Comprehensive Income	Total
	Number	Value

Balance, January 1, 2007	113,435,362	$567,177	$4,987	$(104,134)	$15,983	$484,013
New accounting standard (note 1), net of taxes of $3,339	—	—	—	—	13,315	13,315
	113,435,362	567,177	4,987	(104,134)	29,298	497,328
Net income	—	—	—	2,411	—	2,411
Other comprehensive income (loss), net of tax:
Foreign exchange gain on self-sustaining operations	—	—	—	—	1,200	1,200
Change in fair value of cash flow hedges, net of taxes of $2,532	—	—	—	—	(2,763)	(2,763)
Comprehensive income						848
Share based awards	—	—	1,272	—	—	1,272
Balance, June 30, 2007	113,435,362	$567,177	$6,259	$(101,723)	$27,735	$499,448

Balance, January 1, 2006 (Restated - notes 1 and 2)	113,435,362	$567,177	$2,956	$(69,800)	$(7,984)	$492,349
Net loss	—	—	—	(11,549)	—	(11,549)
Other comprehensive loss, net of tax:
Foreign exchange loss on self-sustaining operations	—	—	—	—	(1,075)	(1,075)
Comprehensive loss						(12,624)
Share based awards	—	—	1,935	—	—	1,935
Balance, June 30, 2006	113,435,362	$567,177	$4,891	$(81,349)	$(9,059)	$481,660

Basis of presentation (note 1)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

For the Three Month Periods Ended June 30, 2007 and June 30, 2006

	April 1, 2007 - June 30, 2007	April 1, 2006 - June 30, 2006 (Restated - note 2)
Cash provided by (used in):
Operating activities:
Net income (loss)	$5,439	$(817)
Items not involving cash:
Depreciation	23,959	22,069
Amortization of intangible assets	8,897	8,915
Non-cash interest expense	2,526	2,031
Loss on sale of property, plant and equipment	228	1,132
Impairment of property, plant and equipment	2,620	—
Share based awards	488	967
Future income taxes	(10,927)	(5,550)
Pension and post-retirement expense and funding, net	327	207
Unrealized foreign exchange gains	(3,161)	—
Non-controlling interest	2,128	2,169
Change in non-cash operating working capital:
Accounts receivable	(3,103)	(23,563)
Inventories	10,701	10,419
Income taxes payable	(579)	(2,141)
Prepaid expenses	627	(2,087)
Accounts payable and accrued expenses	(22,611)	39,516
	17,559	53,267
Financing activities
Change in bank indebtedness	29,299	(37,329)
Proceeds from issuance of long-term debt	—	357
Repayment of long-term debt	(4,493)	(10,698)
Change in other long-term liabilities	—	(489)
	24,806	(48,159)
Investing activities
Proceeds from sale of property, plant and equipment	106	9,749
Additions to property, plant and equipment	(7,327)	(10,895)
Acquisitions	(3,733)	—
Distributions to non-controlling interest	(1,555)	(1,561)
Other investing activities	1,391	453
	(11,118)	(2,254)
Net foreign currency translation adjustment	2,657	6,779

Increase in cash and cash equivalents	33,904	9,633
Cash and cash equivalents, beginning of period	43,182	38,658
Cash and cash equivalents, end of period	$77,086	$48,291

Basis of presentation (note 1)

Supplemental cash flow information (note 15)

See accompanying notes to unaudited consolidated financial statements.

MASONITE INTERNATIONAL INC.

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

For the Six Month Periods Ended June 30, 2007 and June 30, 2006

	January 1, 2007 - June 30, 2007	January 1, 2006 - June 30, 2006 (Restated - note 2)
Cash provided by (used in):
Operating activities:
Net income (loss)	$2,411	$(11,549)
Items not involving cash:
Depreciation	46,615	43,406
Amortization of intangible assets	17,792	17,783
Non-cash interest expense	5,040	4,035
Loss on sale of property, plant and equipment	950	1,445
Impairment of property, plant and equipment	2,620	—
Share based awards	1,272	1,935
Future income taxes	(16,457)	(12,518)
Pension and post-retirement expense and funding, net	602	364
Unrealized foreign exchange gains	(2,970)	—
Non-controlling interest	3,253	3,998
Change in non-cash operating working capital:
Accounts receivable	(32,006)	(52,980)
Inventories	26,479	18,064
Income taxes payable	664	(3,311)
Prepaid expenses	(3,134)	(3,361)
Accounts payable and accrued expenses	(362)	45,126
	52,769	52,437
Financing activities
Change in bank indebtedness	6,801	(24,338)
Proceeds from issuance of long-term debt	—	830
Repayment of long-term debt	(8,728)	(18,874)
Change in other long-term liabilities	—	(130)
	(1,927)	(42,512)
Investing activities
Proceeds from sale of property, plant and equipment	191	13,819
Additions to property, plant and equipment	(16,226)	(22,204)
Acquisitions	(3,733)	—
Distributions to non-controlling interests	(1,555)	(1,561)
Other investing activities	(1,656)	(2,577)
	(22,979)	(12,523)
Net foreign currency translation adjustment	1,800	3,430

Increase in cash and cash equivalents	29,663	832
Cash and cash equivalents, beginning of period	47,423	47,459
Cash and cash equivalents, end of period	$77,086	$48,291

Basis of presentation (note 1)

Supplemental cash flow information (note 15)

See accompanying notes to unaudited consolidated financial statements.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the Three and Six Month Periods Ended June 30, 2007 and June 30, 2006

(In thousands of U.S. dollars, except share and option information)

NOTE 1: SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”).  These unaudited interim consolidated financial statements include the accounts of Masonite International Inc. (the “Company” or “Masonite”), for the three month and six month periods ended June 30, 2007 and June 30, 2006.

On April 6, 2005, pursuant to a combination agreement (the “Transaction”), Stile Acquisition Corp. (“Stile”), a 100% owned subsidiary of Masonite and an affiliate of Kohlberg Kravis Roberts & Co. L.P. (“KKR”), acquired all of the outstanding common shares of Masonite International Corporation (the “Predecessor”).  Immediately thereafter, Stile U.S. Acquisition Corp. (“Stile U.S.”), a 100% owned subsidiary of Masonite, purchased the shares of Masonite Holdings Inc., the holding company of the U.S. operations of the Predecessor, from Stile.

These unaudited interim consolidated financial statements do not include all of the disclosures required by Canadian GAAP for annual financial statements and should be read in conjunction with the annual audited consolidated financial statements, including the notes thereto, for the year ended December 31, 2006.  In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments which are necessary for a fair presentation of the operating results and financial condition of the Company, for such periods and as of such dates.  These unaudited interim consolidated financial statements are prepared using the same accounting policies and methods of application, as the annual audited consolidated financial statements, except as described below in Recently Adopted Accounting Standards.   Operating results for the interim periods included herein, are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

The Company’s fiscal year is the 52 or 53-week period ending on the Sunday closest to December 31.  In a 52 week year, each fiscal quarter consists of 13 weeks.  The three month periods ended June 30, 2007 and June 30, 2006 consist of 13 weeks.  For presentation purposes, the financial statements and notes refer to June 30 as the Company’s quarter-end.

Principles of Consolidation

The unaudited interim financial statements include the accounts of the Company and its subsidiaries, the accounts of any variable interest entities for which the Company is the primary beneficiary and its proportionate share of assets, liabilities, revenues and expenses from joint ventures.  Intercompany accounts and transactions have been eliminated on consolidation.  The results of subsidiaries acquired during the periods presented, are consolidated from their respective dates of acquisition using the purchase method.  Joint ventures are proportionately consolidated from the date of formation.

The preparation of financial statements in conformity with GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the valuation of the allowance for doubtful accounts, the net realizable value of inventories, the determination of the fair value of derivative instruments, the determination of obligations under employee future benefit plans, the determination of share based awards, the valuation of acquired assets, the determination of the fair value of financial instruments, the fair value of goodwill and the useful lives of long-lived assets, as well as determination of impairment thereon, and the recoverability of future income tax assets.  Actual results could differ from those estimates.

Recently Adopted Accounting Standards

On January 1, 2007, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook (CICA Handbook) Section 1530, “Comprehensive Income” (“CICA 1530”); Section 3855, “Financial Instruments – Recognition and Measurement” (“CICA 3855”); Section 3861, “Financial Instruments – Disclosure and Presentation” (“CICA 3861”); Section 3865, “Hedges” (“CICA 3865”); and Section 3251, “Equity” (“CICA 3251”).  These sections became effective on January 1, 2007, and provide standards for recognition, measurement, disclosure and presentation of financial assets, financial liabilities and non-financial derivatives, and describe when and how hedge accounting may be applied.  These standards were adopted retroactively without restating prior periods, except for the presentation of translation gains or losses on self-sustaining operations.

CICA 1530 provides standards for the reporting and presentation of comprehensive income, which represents the change in equity, from transactions and other events and circumstances from non-owner sources.  Other comprehensive income is defined by revenues, expenses, gains and losses that are recognized in comprehensive income, but excluded from net income, in conformity with the generally accepted accounting principles.  As a result of adopting CICA 1530 as of January 1, 2007, the Company reclassified the balance in the cumulative translation adjustment presented on the consolidated balance sheet of $15,983 at December 31, 2006 to accumulated other comprehensive income, which is presented as a new category of shareholder’s equity on the consolidated balance sheet.

CICA 3855 requires that all financial assets be classified as held for trading, held-to-maturity investments, loans and receivables or available-for-sale categories.  Also, all financial liabilities must be classified as held for trading or other financial liabilities upon initial recognition.  All financial instruments, other than those that are held-to-maturity, are recorded on the consolidated balance sheet at fair value.  After initial recognition, the financial instruments should be measured at their fair values, except for held-to-maturity investments, loans and receivables and other financial liabilities, which should be measured at amortized cost using the effective interest rate method.  The effective interest related to financial assets and liabilities and the gain or loss arising from a change in the fair value of a financial asset or financial liability classified as held for trading is included in net income as a component of interest expense for the period in which it arises.  If a financial asset is classified as available-for-sale, the gain or loss should be recognized in other comprehensive income until the financial asset is derecognized and all of the cumulative gain or loss is then recognized in net income as a component of interest expense.  In addition, it is the Company’s policy that transaction costs with respect to instruments not classified as held-for-trading are recognized as an adjustment to the cost of the underlying instrument, and amortized using the effective interest method as a component of interest expense.  As a result of adopting CICA 3855 at January 1, 2007, the Company reclassified $71,282 of unamortized financing costs, which were previously recorded in other assets, to long-term debt.  All financial instruments held by the Company are classified as held-to-maturity.

CICA 3865 replaces Accounting Guideline 13, “Hedging Relationships” (“AcG-13”), and provides new standards for the accounting treatment of qualifying hedging relationships and the related disclosures.  The Company’s derivative financial instruments, which consist of interest rate swap agreements that have been designated as cash flow hedges, have been reported at fair value as a result of the implementation of CICA 3855 and 3865.  The unrealized gains and losses that arise as a result of re-measuring the swap agreements at their fair value at the end of each period are recognized, net of income taxes, in other comprehensive income in the period.  As a result of adopting CICA 3855 and 3865 at January 1, 2007, the Company recognized an asset of $13,315, net of taxes of $3,339 related to its interest rate swap in accumulated other comprehensive income.  For the period ending June 30, 2007, the interest rate swaps designated as cash flow hedges were determined to be effective.

The adoption of CICA 3251 did not have an impact on the Company’s unaudited interim consolidated financial statements.

An embedded derivative is a component of a hybrid instrument that also includes a non-derivative host contract, with the effect that some of the cash flows of the combined instrument vary in a way similar to a stand-alone derivative.  If certain conditions are met, an embedded derivative is separated from the host contract and accounted for as a derivative in the balance sheet, at its fair value.  The Company recognizes embedded derivatives on its consolidated balance sheet, if applicable.  As a result of adopting CICA 3855, the Company conducted a search for embedded derivatives in all contractual agreements dated subsequent to January 1, 2003 and did not identify any embedded features that required separate presentation from the related host contract.

The following table shows the impact on the December 31, 2006 balances of adopting CICA 1530, 3855, 3865 and 3251 on January 1, 2007:

	Balance - December 31, 2006	Adoption of Financial Instruments	Balance - January 1, 2007
Other assets	$89,334	$(54,628)	$34,706
Long-term debt	1,955,779	(71,282)	1,884,497
Long-term future income taxes	214,185	3,339	217,524
Cumulative translation adjustment	15,983	(15,983)	—
Accumulated other comprehensive income	—	29,298	29,298

NOTE 2:  RESTATEMENTS

In the second half of 2006, the Company determined that it had incorrectly recorded a full valuation allowance against certain non-capital loss carryforwards at June 30, 2006 when there were existing future reversals of taxable temporary differences related to unrealized foreign exchange gains and certain intangible assets.  In order to correct this error, the Company increased each of the long-term future income tax liability and future income tax expense for the three month period ended June 30, 2006 by $5,560; and decreased each of long-term future tax liability and future tax expense by $2,240 as at and for the six month period ended June 30, 2006.

The Company also reclassified the charges incurred in the three month and six month periods ended June 30, 2006 of $2,064, and $4,028, respectively, relating to the sale of trade receivables from interest expense to selling, general and administration expenses.

As a result of these restatements, the following balances changed:

	As Previously Reported	Restatement	As Restated
Unaudited Consolidated Statement of Operations (April 1, 2006 – June 30, 2006)
Selling, general and administration expense	$51,932	$2,064	$53,996
Interest	48,138	(2,064)	46,074
Income taxes	(9,150)	5,560	(3,590)
Net income (loss)	4,743	(5,560)	(817)

Unaudited Consolidated Statement of Cash Flows (April 1, 2006 – June 30, 2006)
Net income (loss)	4,743	(5,560)	(817)
Future income taxes	(11,110)	5,560	(5,550)

	As Previously Reported	Restatement	As Restated
Unaudited Consolidated Statement of Operations (January 1, 2006 – June 30, 2006)
Selling, general and administration expense	$105,637	$4,028	$109,665
Interest	94,885	(4,028)	90,857
Income taxes	(7,458)	(2,240)	(9,698)
Net income (loss)	(13,789)	2,240	(11,549)

Unaudited Consolidated Statement of Cash Flows (January 1, 2006 – June 30, 2006)
Net income (loss)	(13,798)	2,240	(11,549)
Future income taxes	(10,278)	(2,240)	(12,518)

NOTE 3: ACCOUNTS RECEIVABLE

The Company has an agreement (the “Facilities Agreement”), to sell up to $135,000 of non-interest bearing trade accounts receivable.  The charges incurred under the Facilities Agreement, are calculated based on the receivables sold and the prevailing LIBOR interest rate, plus a spread of 1.25% at June 30, 2007 (December 31, 2006 – 1.25%).  Information regarding balances sold and charges incurred, which are included in selling, general and administration expense, on the Facilities Agreement, is included in the table below.

The Company also had an additional agreement (the “Acquired Facilities Agreement”), to sell receivables of a specific customer.  The charges incurred under the Acquired Facilities Agreement, were calculated based on the receivables sold and the prevailing LIBOR interest rate, plus a spread of 1.75%.  In March of 2007, further sales under the Acquired Facilities Agreement were terminated and were transitioned to the Facilities Agreement.  Information regarding the balances sold and charges incurred, which are included in selling, general and administration expense, on the Acquired Facilities Agreement is included in the following table:

	June 30, 2007	December 31, 2006
Receivables sold at period end:
Facilities Agreement	$93,326	$88,063
Acquired Facilities Agreement	—	24,841
	$93,326	$112,904

	April 1, 2007 – June 30, 2007	April 1, 2006 – June 30, 2006
Charges incurred in the period:
Facilities Agreement	$1,733	$1,584
Acquired Facilities Agreement	2	480
	$1,735	$2,064

	January 1, 2007 – June 30, 2007	January 1, 2006 – June 30, 2006
Charges incurred in the period
Facilities Agreement	$3,103	$3,191
Acquired Facilities Agreement	280	837
	$3,383	$4,028

NOTE 4:  INVENTORIES

	June 30, 2007	December 31, 2006
Raw materials	$210,652	$222,364
Finished goods	116,389	129,174
	$327,041	$351,538

NOTE 5:  OTHER ASSETS

	June 30, 2007	December 31, 2006
Deferred financing fees, less accumulated amortization of nil (December 31, 2006 - $25,043)	$—	$71,282
Interest rate swaps	16,423	—
Receivable from parent	17,148	13,408
Long-term receivables and other	2,655	4,644
	$36,226	$89,334

The interest rate swap of $16,423 is measured at its fair value, based on a mark-to-market valuation received from the counterparty at period end.

Included in long-term receivables and other at June 30, 2007 is $2,347 (December 31, 2006 - $3,894) in receivables due over the next five years pursuant to a royalty agreement. The $17,148 (December 31, 2006 - $13,408) due from Masonite Holding Corporation (“Holdings”), the Company’s parent, represents share purchase and redemption transactions of the Parent’s shares that were funded by a subsidiary of the Company.  The amount receivable from Holdings is non-interest bearing, unsecured, and has no set terms of repayment.

NOTE 6:  BANK INDEBTEDNESS

	June 30, 2007	December 31, 2006
Revolving credit facility	$54,000	$43,000
Other borrowings and overdrafts	13,194	17,393
	$67,194	$60,393

The Company has a $350,000 revolving credit facility as part of its banking arrangements.  Interest on the revolving credit facility is subject to a pricing grid ranging from LIBOR plus 1.75% to LIBOR plus 2.50%, and is secured by fixed and floating charges over substantially all of Masonite’s assets.  As of June 30, 2007, the revolving credit facility interest rate was LIBOR plus 2.50% (December 31, 2006 – LIBOR plus 2.50%).

The revolving credit facility also provides for payment to the lenders of a commitment fee on the average daily undrawn commitments at a rate ranging from 0.375% to 0.5% per annum, a fronting fee of 0.125%, and a letter of credit fee ranging from 1.75% to 2.5% (less the 0.125% fronting fee).

Interest on the revolving credit facility for the three month period ended June 30, 2007 was $1,018 (three month period ended June 30, 2006 - $1,909).  Interest on the revolving credit facility for the six month period ended June 30, 2007 was $1,918 (six month period ended June 30, 2006 - $4,000).

NOTE 7: LONG-TERM DEBT

	June 30, 2007	December 31, 2006
Senior Secured Credit Facilities, bearing interest at LIBOR plus 2.00% due April 6, 2013, net of deferred financing fees of $32,174 (2006 - $nil)	$1,116,388	$1,154,438
Senior Subordinated Notes, bearing interest at 11%, due October 6, 2015, net of deferred financing fees of $34,050 (2006 - $nil)	735,805	747,231
Senior Subordinated Term Loan, bearing interest at 11%, due October 6, 2015	—	22,625
Bank term loan bearing interest at LIBOR plus 1.50%, due November 27, 2009	8,820	10,700
Bank term loan bearing interest at LIBOR plus 0.49% (2006 – 0.49%) due July 16, 2007	7,500	7,500
Bank term loan bearing interest at LIBOR plus 0.49% (2006 –0.49%) due January 4, 2008	7,500	7,500
Other loans, at various interest dates and maturities	4,854	5,785
	1,880,867	1,955,779
Less current portion	31,844	32,221
	$1,849,023	$1,923,558

The aggregate amount of principal repayments in the twelve month periods ending June 30 in each of the next five years and thereafter is as follows:

2008	$31,844
2009	16,952
2010	14,363
2011	12,498
2012	11,750
Thereafter	1,859,684
$1,947,091

The Company’s senior secured credit facilities include an eight year $1,175,000 term loan that bears interest at LIBOR plus 2.00% and amortizes at 1% per year.  This facility requires the Company to meet a minimum interest coverage ratio starting at 1.5 times and increasing over time to 2.2 times adjusted earnings before interest, taxes, depreciation and amortization, as defined in the credit agreement (“Adjusted EBITDA”), and a maximum leverage ratio, which is defined generally as total indebtedness including outstanding letters of credit less cash on hand, starting at 7.9 times, and decreasing over time to 4.75 times, Adjusted EBITDA.

At June 30, 2007, the Company was required to have met a minimum interest coverage ratio of 1.6 times Adjusted EBITDA, and a maximum leverage ratio of 7.4 times Adjusted EBITDA.  In addition, the senior secured credit facilities limit, among other things, the incurrence of additional indebtedness, investments, dividends, transactions with affiliates, asset sales, acquisitions, mergers and consolidations, prepayments of other indebtedness, liens and other encumbrances, additional payments based on excess cash flows, and other matters customarily restricted in such agreements.  This facility also contains certain customary events of default, subject to grace periods, as appropriate.  The senior secured credit facilities are secured by a fixed and floating charge over the assets of the Company and the guarantor subsidiaries, as defined in the credit agreement.  At June 30, 2007 and 2006, the Company was in compliance with both of these ratios.

The Company also had a senior subordinated bridge loan agreement for a $770,000 senior subordinated loan.  On October 6, 2006, the $770,000 senior subordinated bridge loan automatically converted into a $770,000 senior subordinated term loan, bearing interest at 11%.  Upon notice of conversion by the holders of the senior subordinated term loan, all of the senior subordinated loan holders elected to convert their holdings into senior subordinated notes due 2015, which bear interest at 11% and were subject to registration rights.  On May 18, 2007, the Company’s Registration Statement was declared effective and on June 22, 2007, the Exchange Offer was consummated.

The Company did not consummate a registered exchange offer for the notes by April 4, 2007 and thus pursuant to the Exchange and Registration Rights Agreement relating to the senior subordinated notes due 2015, additional interest began to accrue as of April 5, 2007.  Included in interest expense in the three month period ended June 30, 2007 on account of additional interest is $nil (six month period ended June 30, 2007 - $346).

The Company’s weighted average interest rate at June 30, 2007 was 8.2% (December 31, 2006 – 8.1%).

Interest on long-term debt for the three month period ended June 30, 2007 was $40,594 (three month period ended June 30, 2006 - $40,508).  Interest on long-term debt for the six month period ended June 30, 2007 was $80,930 (six month period ended June 30, 2006 - $79,755).

Subsequent to June 30, 2007, the $7,500 bank term loan due July 16, 2007 was renegotiated with an interest rate of LIBOR plus 0.50%, due January 17, 2009.

On April 26, 2005, Masonite entered into interest rate swap agreements to convert $1,150,000 of floating rate debt into fixed rate debt.  These swaps amortize over a five year period and mature in 2010.  At June 30, 2007, a total of $900,000 of floating rate debt remained converted into fixed rate debt, at an interest rate of 4.22% plus a credit spread of 2.00%.  At June 30, 2007, the fair value of these agreements represented an asset of $16,423, and is included in other assets (note 5). Pursuant to CICA 3865, the Company has established a hedging relationship with formal documentation between the interest rate swap and the long-term debt.

NOTE 8:  ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	June 30, 2007	December 31, 2006
Trade payables	$162,136	$153,045
Payroll and related remittances	42,303	42,487
Interest	32,862	35,887
Customer incentives	32,733	40,516
Restructuring and severance	12,085	7,783
Other	66,318	63,964
	$348,437	$343,682

NOTE 9:  OTHER LONG-TERM LIABILITIES

	June 30, 2007	December 31, 2006
U.S. defined benefit plan	$13,043	$12,224
Advances from minority interest shareholders	10,305	11,443
United Kingdom defined benefit plan	8,546	8,670
Severances payable	1,766	3,925
Notes payable issued in a business combination	1,380	1,273
Other post employment benefits	3,663	3,546
	$38,703	$41,081

NOTE 10:  SHAREHOLDER’S EQUITY

Masonite is a wholly owned subsidiary of Holdings.  As at June 30, 2007, management owns a 4.9% interest in Holdings (December 31, 2006 – 5.8%).  Holdings provides a stock option plan to allow management and key employees of Masonite, to purchase shares of Holdings. Information with respect to Masonite’s participation in Holdings’ stock option plan is included below.

Options to acquire shares of Holdings have a ten year term and an exercise price of $5.00.  The vesting period of the options varies with the type of option granted.   Time based options (“Time Based”), vest equally over a five year period with the passage of time, performance based options (“Performance Based”), vest based on pre-established performance criteria set for each period in a five year period, and cumulative performance options (“Cumulative Performance”), vest only if specific cumulative performance targets are met at the end of a five year period.  Also, included as part of the performance based options are cumulative targets.  If the cumulative targets at the end of subsequent period are met, performance based options in that period, as well as previously unvested options in periods where the performance criteria were not met, become vested.

Of the 2,850,000 total options granted in 2006 (the “2006 Options”), 1,275,000 were time based, 1,275,000 were performance based, and 300,000 were options that vested immediately at the grant date.  None of the 2006 Options have been cancelled.

Of the 24,505,779 options granted in 2005 (the “2005 Options”), 11,745,390 were time based, 11,745,389 were performance based, and 1,015,000 were cumulative performance options.  Since the grant of the 2005 Options, 6,492,265 time based, 6,492,265 performance based and 615,000 cumulative performance based options have been cancelled.

April 1, 2007 - June 30, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	6,665,625	6,665,625	400,000	300,000
Number of options granted	—	—	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(111,250)	(111,250)	—	—
Number of options outstanding, end of period	6,554,375	6,554,375	400,000	300,000

April 1, 2006 - June 30, 2006	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	8,424,999	8,424,998	640,000	—
Number of options granted	—	—	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(137,498)	(137,498)	—	—
Number of options outstanding, end of period	8,287,501	8,287,500	640,000	—

January 1, 2007 - June 30, 2007	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	7,200,625	7,856,625	400,000	300,000
Number of options granted	—	—	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(646,250)	(1,302,250)	—	—
Number of options outstanding, end of period	6,554,375	6,554,375	400,000	300,000

January 1, 2006 - June 30, 2006	Time Based Options	Performance Based Options	Cumulative Performance Options	Immediate Vesting
Number of options outstanding, beginning of period	9,114,140	9,114,139	640,000	—
Number of options granted	—	—	—	—
Number of options exercised	—	—	—	—
Number of options cancelled	(826,639)	(826,639)	—	—
Number of options outstanding, end of period	8,287,501	8,287,500	640,000	—

January 1, 2007 - June 30, 2007	Total Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	15,757,250	$5.00
Options granted	—	—
Options exercised	—	—
Options cancelled	(1,948,500)	5.00
Options outstanding, end of period	13,808,750	$5.00

January 1, 2006 - June 30, 2006	Total Number of Options	Weighted Average Exercise Price
Options outstanding, beginning of period	18,868,279	$5.00
Options granted	—	—
Options exercised	—	—
Options cancelled	(1,653,278)	5.00
Options outstanding, end of period	17,215,001	$5.00

The weighted average fair value at the grant date for the time based, performance based and immediate vesting 2006 Options issued by Holdings was $2.03.  The weighted average fair value at the grant date for the 2005 Options issued by Holdings was $1.09.

Information regarding the number of options outstanding by type, the average remaining contractual life, and the number of options exercisable is as follows:

June 30, 2007	Options Outstanding		Options Exercisable
	Number Outstanding	Average Remaining Contractual Life (years)	Number Exercisable
Time based	6,554,375	8.05	2,216,250
Performance based	6,554,375	8.05	—
Cumulative performance	400,000	7.77	—
Immediate vesting	300,000	8.36	300,000
	13,808,750		2,516,250

Although 2,216,250 time-based and 300,000 immediate vesting options have vested and are exercisable, the Option Agreement restricts option holders from exercising, selling or transferring their options until December 31, 2009 unless certain conditions occur.

The Company has determined that the total stock-based awards expense for awards granted to employees, using the minimum value method for the 2005 Options and the Black-Scholes method for the 2006 Options, was $488 in the three month period ended June 30, 2007 (three month period ended June 30, 2006 - $967) and $1,272 in the six month period ended June 30, 2007 (six month period ended June 30, 2006 - $1,935).  The determination of total stock-based awards was adjusted for options that have been cancelled and/or are not expected to vest.  The assumptions used in the determination of the fair value of stock options are as follows:

	2006 Options	2005 Options
Risk-free rate	4.7%	4.1%
Expected dividend yield	0%	0%
Expected volatility of the market price of the Company’s shares	32%	0%
Expected option life (in years)	6	6

NOTE 11: EMPLOYEE FUTURE BENEFITS

(a)  U.S. defined benefit plan:

The Company had a defined benefit plan covering approximately 2,000 employees in the United States.  Benefits under the plan were largely curtailed in 2003, and are a function of compensation levels, benefit formulas and years of service.  The Company accrues the expected costs of providing plan benefits during the periods in which the employees render service.  The measurement date used for the accounting valuation for the defined benefit plan was December 31, 2006, while the most recent actuarial valuation was updated to January 1, 2006.  Information about the defined benefit plan for the three and six month periods ended June 30, 2007 and June 30, 2006 is as follows:

	April 1, 2007 - June 30, 2007	April 1, 2006 - June 30, 2006
Pension expense
Current service cost	$288	$277
Interest cost	1,111	1,057
Expected return on plan assets	(1,162)	(1,135)
Plan amendment	345	—
Net pension expense	$582	$199

	January 1, 2007 - June 30, 2007	January 1, 2006 - June 30, 2006
Pension expense
Current service cost	$576	$554
Interest cost	2,222	2,114
Expected return on plan assets	(2,324)	(2,270)
Plan amendment	345	—
Net pension expense	$819	$398

(b)  United Kingdom defined benefit plan:

The Company also has a defined benefit plan in the United Kingdom, which has been curtailed in prior years.  Total pension expense in the three month period ended June 30, 2007 was $43 (three month period ended June 30, 2006 - $45).  Total pension expense in the six month period ended June 30, 2007 was $86 (six month period ended June 30, 2006 - $88).

(c)  U.S. post-retirement benefit plan:

The Company maintained a contributory retiree medical plan and a limited non-contributory life insurance benefit covering approximately 350 employees in the United States.  Total post-retirement expense in the three month period ended June 30, 2007 was $40 (three month period ended June 30, 2006 - $53). Total post-retirement expense in the six month period ended June 30, 2007 was $80 (six month period ended June 30, 2006 - $106).

NOTE 12: COMMITMENTS AND CONTINGENCIES

Masonite has entered into forward foreign currency contracts to hedge foreign currency risk.  At June 30, 2007, unrealized gains totalled $174 (December 31, 2006 - $14) and unrealized losses totalled $40 (December 31, 2006 - $56). The Company had the following outstanding foreign exchange forward contracts representing commitments to buy and sell foreign currencies at June 30, 2007:

Year of Maturity	Currency Sold	Amount Sold	Currency Purchased	Weighted Average Rate
2007	GBP	1,500	EUR	1.5058
2008	USD	2,321	ZAR	7.4610
2007	ZAR	6,335	EUR	0.1023

For lease agreements that provide for escalating rent payments or rent-free occupancy periods, the Company recognizes rent expense on a straight line basis over the non-cancellable lease term and any option renewal period where failure to exercise such option would result in an economic penalty in such amount that renewal appears, at the inception of the lease, to be reasonably assured.  The lease term commences on the date when all conditions precedent to the Company’s obligation to pay rent are satisfied.  The leases generally contain provisions for one to three renewal options of five years each.  Future minimum payments, in the twelve month periods ending June 30, under non-cancellable operating leases with initial or remaining terms of one year or more consisted of the following:

2008	$29,966
2009	19,770
2010	15,599
2011	12,250
2012	9,953
Thereafter	23,507
$111,045

Masonite has provided standard indemnifications to its landlords under certain property lease agreements for claims by third parties in connection with its use of the premises.  The maximum amount of these indemnifications cannot be reasonably estimated due to their nature.  Historically, the Company has not made any significant payments relating to such indemnifications.

In addition to the above indemnifications, Masonite has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined.  These may include indemnifications against adverse effects to changes in tax laws and patent infringements by third parties.  The maximum amounts from these indemnifications cannot be reasonably estimated.  In some cases, Masonite has recourse against other parties to mitigate its risk of loss from these indemnifications.  Historically, the Company has not made significant payments relating to these types of indemnifications.

Our operations in the United States are subject to regulations enacted by the US Environmental Protection Agency (EPA) related to Maximum Achievable Control Technology (“MACT”). MACT regulations govern the manner in which we measure and control the emissions from our manufacturing facilities into the air. As a result of a June 2007 decision by the US Court of Appeals, the EPA has eliminated certain compliance options which were based on low health risk determinations in relation to compliance with MACT regulations for wood products. We anticipate the cost of complying with the amended rules would require us to spend between $20,000 and $30,000 in addition to the $8,500 already spent.

The Company is involved in various claims and legal actions.  In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the Company’s consolidated financial position or liquidity.

NOTE 13: OTHER EXPENSE, NET

	April 1, 2007 - June 30, 2007	April 1, 2006 - June 30, 2006

Restructuring and severance (a)	$10,679	$3,269
Impairment of property, plant and equipment (b)	2,620	—
Loss on disposal of property, plant and equipment (c)	228	1,132
Other (d)	(3,047)	639
	$10,480	$5,040

	January 1, 2007 - June 30, 2007	January 1, 2006 - June 30, 2006

Restructuring and severance (a)	$11,609	$4,850
Impairment of property, plant and equipment (b)	2,620	—
Loss on disposal of property, plant and equipment (c)	950	1,445
Other (d)	(2,856)	810
	$12,323	$7,105

(a)   Restructuring and severance expenses:

The restructuring and severance expense for the three month and six month periods ended June 30, 2007 relates principally to closures announced by the Company as a result of a customer transferring significant business to a competitor.  During the six month period ended June 30, 2007, the Company announced the closure of four manufacturing facilities in the United States, significantly curtailed activities at two additional manufacturing facilities in the United States, one of which was subsequently disposed.  In addition, the Company closed an interior door manufacturing facility in Canada and reduced the workforce at manufacturing sites in the United States and Ireland.  The closure of these facilities is expected to be completed by the end of the third quarter of 2007.  Also included are severance benefits for certain former senior executives of the Company.

The following table details the activity in the accrued restructuring liability for the six month period ended June 30, 2007:

	Provision December 31, 2006	Provision	Payments	Provision June 30, 2007
Reduction in staff levels	$4,899	$71	$2,630	$2,340
Executive and management compensation	6,679	2,358	3,913	5,124
Facility closures and reductions as a result of lost business	—	9,478	3,177	6,301
Woodbridge, Ontario plant closure	130	—	44	86
	$11,708	$11,907	$9,764	$13,851

Included in the provision column in the table above is $298 in charges related to the accretion of previously discounted severance liability.  The current portion of the accrued restructuring liability is included in accounts payable and accrued expenses on the balance sheet, with the long-term portion recorded in other long-term liabilities.

(b)  Impairment of property, plant and equipment

As a result of manufacturing facility closures announced in the second quarter, the Company reduced the carrying value of property, plant and equipment by $2,620 to approximate the expected cash proceeds from the sale or future use of this property, plant and equipment.

(c)  Loss on disposal of property, plant and equipment:

For the three month period ended June 30, 2007, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $106 (three month period ended June 30, 2006 - $9,749). The disposal of these assets resulted in a net loss of $228 (three month period ended June 30, 2006 - $1,132), which is included in other expense, net.   For the six month period ended June 30, 2007, the Company disposed of idle property, plant and equipment, as well as other machinery and equipment for cash consideration of $191 (six month period ended June 30, 2006 - $13,819). The disposal of these assets resulted in a net loss of $950 (six month period ended June 30, 2006 - $1,445), which is included in other expense, net.

(d)  Other:

These costs are related to foreign exchange translation gains and losses on working capital and long-term liabilities denominated in currencies other than the United States dollar.

NOTE 14: INCOME TAXES

	April 1, 2007 – June 30, 2007	April 1, 2006 – June 30, 2006
Current	$3,663	$1,960
Future	(10,927)	(5,550)
	$(7,264)	$(3,590)

	January 1, 2007 – June 30, 2007	January 1, 2006 – June 30, 2006
Current	$6,426	$2,820
Future	(16,457)	(12,518)
	$(10,031)	$(9,698)

The Company currently has future tax assets in certain jurisdictions resulting from net operating losses and other deductible temporary differences, which will reduce taxable income in these jurisdictions in future periods. The Company has determined that a valuation allowance of $37,152 is required in respect of its future income tax assets as at June 30, 2007 (December 31, 2006 - $37,113). The Company has provided valuation allowances for future tax benefits resulting from net operating loss carry forwards and other carry forward attributes arising in Canada, the U.S., and certain countries in South America, Eastern Europe and Asia. The Company expects to record valuation allowances on future tax assets arising in these jurisdictions until a sustained level of taxable income is reached.

NOTE 15:  SUPPLEMENTAL CASH FLOW INFORMATION

	April 1, 2007 – June 30, 2007	April 1, 2006 – June 30, 2006
Transactions involving cash:
Interest paid, net of interest received	$65,659	$44,997
Income taxes paid	4,652	5,881
Income tax refunds	1,862	128

	January 1, 2007 – June 30, 2007	January 1, 2006 – June 30, 2006
Transactions involving cash:
Interest paid, net of interest received	$87,800	$90,100
Income taxes paid	6,424	7,969
Income tax refunds	2,823	958

NOTE 16: SEGMENTED INFORMATION

The Company manages its operations on a geographic basis and determines its operating segments accordingly.  The Company’s debt facilities contain certain covenants which are calculated using an adjusted earnings measure defined as earnings before interest, taxes, depreciation and amortization (“Adjusted EBITDA”), as defined in the credit agreement.  The performance measurement of each of the geographic segment is evaluated and monitored on the basis of sales and Adjusted EBITDA. Defined adjustments (as defined in the Senior Secured Credit Facilities Agreement), as shown on the following table, include (but are not limited to) items such as extraordinary gains or losses and unusual or non-recurring charges, non-cash charges related to stock-based awards, gains or losses on asset sales, disposals or abandonments, restructuring charges, management fees paid to KKR, impairment charges on intangible assets, and all taxes upon capital and/or assets that are not in the nature of income taxes.

Intersegment transfers are negotiated as if the transactions were to third parties, at market prices. The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Certain information with respect to geographic segments is as follows:

	April 1, 2007 - June 30, 2007	April 1, 2006 – June 30, 2006 (Restated – Note 2)
Geographic segment data
Sales:
North America	$424,697	$515,883
Europe and Other	178,834	165,602
Intersegment	(14,594)	(23,937)
	588,937	657,548
Adjusted EBITDA:
North America	66,092	65,418
Europe and Other	25,756	29,581
	91,848	94,999
Defined adjustments:
Receivables transaction charges	1,735	2,064
Sponsor fees	420	512
Franchise and capital taxes	738	498
Stock based awards	488	967
Pension and post-retirement expense and funding, net	9	207
Foreign exchange (gains) losses	(1,165)	597
Inventory write-down	—	9,000
Other	989	1,294
	3,214	15,139
Depreciation	23,959	22,069
Amortization of intangible assets	8,897	8,915
Interest	44,995	46,074
Other expense, net	10,480	5,040
Income taxes	(7,264)	(3,590)
Non-controlling interest	2,128	2,169
	84,609	95,816
Net income (loss)	$5,439	$(817)

	January 1, 2007 - June 30, 2007	January 1, 2006 – June 30, 2006 (Restated – Note 2)
Geographic segment data
Sales:
North America	$836,537	$983,294
Europe and Other	349,404	317,108
Intersegment	(27,633)	(43,283)
	1,158,308	1,257,119
Adjusted EBITDA:
North America	120,416	111,345
Europe and Other	48,857	51,985
	169,273	163,330
Defined adjustments:
Receivables transaction charges	3,383	4,028
Sponsor fees	1,053	1,021
Franchise and capital taxes	1,390	1,202
Stock based awards	1,272	1,936
Pension and post-retirement expense and funding, net	284	364
Foreign exchange (gains) losses	(1,653)	50
Facility closures and realignments	—	1,890
Inventory write-down	—	9,000
Other	1,366	1,937
	7,095	21,428
Depreciation	46,615	43,406
Amortization of intangible assets	17,792	17,783
Interest	89,815	90,857
Other expense, net	12,323	7,105
Income taxes	(10,031)	(9,698)
Non-controlling interest	3,253	3,998
	166,862	174,879
Net income (loss)	$2,411	$(11,549)

	June 30, 2007	December 31, 2006
Identifiable assets:
North America	$2,378,856	$2,428,236
Europe and Other	595,884	571,850
Corporate assets, including cash	135,336	164,426
	$3,110,076	$3,164,512

The Company derives revenue from two major product lines, interior and exterior products as follows:

	April 1, 2007 - June 30, 2007	April 1, 2006 - June 30, 2006
Sales:
Interior products	$404,266	$417,614
Exterior products	184,671	239,934
	$588,937	$657,548

	January 1, 2007 - June 30, 2007	January 1, 2006 - June 30, 2006
Sales:
Interior products	$805,049	$821,275
Exterior products	353,259	435,844
	$1,158,308	$1,257,119

The Company does not review or analyze its two major product lines below net sales.

Information about geographic areas, exceeding 5% of consolidated net sales, is as follows:

	April 1, 2007 – June 30, 2007	April 1, 2006 – June 30, 2006
Sales to all external customers from facilities in:
Canada	$94,271	$104,504
United States	314,748	396,850
United Kingdom	56,163	50,100
France	45,353	40,245

	January 1, 2007 – June 30, 2007	January 1, 2006 – June 30, 2006
Sales to all external customers from facilities in:
Canada	$171,258	$193,468
United States	627,501	760,302
United Kingdom	111,828	93,561
France	90,650	79,755

Additional segmented information regarding long-lived assets, exceeding 5% of consolidated property, plant and equipment, and goodwill, is as follows:

	June 30, 2007	December 31, 2006
Property, plant and equipment:
Canada	$101,028	$108,045
United States	371,872	387,683
Other	11,848	12,467
North America	$484,748	$508,195

Ireland	$128,014	$130,310
United Kingdom	61,573	62,307
Chile	53,476	54,709
Malaysia	43,975	44,736
France	40,568	42,816
Other	29,611	30,503
Europe and Other	357,217	365,381
	$841,965	$873,576

Goodwill:
Canada	$184,436	$185,178
United States	730,612	730,612
North America	$915,048	$915,790
Europe and Other	55,936	53,690
	$970,984	$969,480

Total sales to one customer within the North American segment for the three month period ending June 30, 2007 was $131,292 (three month period ended June 30, 2006 - $163,902). Total sales to this customer within the North American segment for the six month period ending June 30, 2007 was $271,325 (six month period ended June 30, 2006 - $311,902). Included in accounts receivable are balances owing from this customer of $9,729 at June 30, 2007 (December 31, 2006 - $12,576).

NOTE 17: RELATED PARTY TRANSACTIONS

On April 6, 2005, the Company entered into an agreement to pay KKR annual management fees of $2,000 for services provided, which are payable quarterly in advance and subject to a 5% increase each year.  For the three month period ended June 30, 2007, the Company paid KKR fees of $488 (three month period ended June 30, 2006 - $508) and for the six month period ended June 30, 2007, the Company paid KKR fees of $1,053 (six month period ended June 30, 2006 - $1,021) in accordance with the management fee agreement.

In addition, the Company has engaged Capstone Consulting (“Capstone”) on a per-diem basis for management consulting services.  For the three month period ended June 30, 2007, the Company paid Capstone fees of $800 (three month period ended June 30, 2006 - $600) and for the six month period June 30, 2007, the Company paid Capstone $1,366 (six month period ended June 30, 2006 - $1,239) for management consulting services.  Although neither KKR nor any entity affiliated with KKR owns any of the equity of Capstone, KKR has provided financing to Capstone.

These costs are reflected as part of selling, general and administration expense on the unaudited interim consolidated financial statements.

NOTE 18: FINANCIAL INSTRUMENTS

(i) Fair value

The Company utilizes certain financial instruments, principally interest rate swap contracts and forward currency exchange contracts to manage the risk associated with fluctuations in interest rates and currency exchange rates.  Interest rate swap contracts are used to reduce the impact of fluctuating interest rates on the Company’s long-term debt, and forward currency exchange contracts are used to reduce the impact of fluctuating exchange rates on the Company’s purchases of materials and sale of goods in foreign currencies.

Financial instruments with carrying value different from their fair values include the following:

June 30, 2007	Carrying Value Asset (Liability)	Fair Value Asset (Liability)
Long-term debt	$(1,880,867)	$(1,842,400)

December 31, 2006	Carrying Value Asset (Liability)	Fair Value Asset (Liability)
Long-term debt	$(1,955,779)	$(1,870,139)
Interest rate swaps	2,258	18,912
Forward foreign currency contracts	—	(42)
	$(1,953,521)	$(1,851,269)

The fair value of a financial instrument on initial recognition is normally the transaction price, which is usually the fair value of the consideration given or received.  The fair value of the long-term debt, was based on the trading rate at the period end closing date.  The fair value of interest rate swap at June 30, 2007 and December 31, 2006, was based on the mark-to-market price provided by the counterparty.  The fair value of the forward foreign currency contracts, were based on the difference between the exchange rate in the contracts entered into, and the forward exchange rate at the valuation date which would be available for a forward contract maturing at the same time.

As at June 30, 2007, the carrying values of cash and cash equivalents, accounts receivable, short-term debt, accounts payable and accrued liabilities approximate fair values due to their immediate or short-terms to maturity.

Due to the use of judgment and uncertainties in the determination of estimated fair values, these values should not be interpreted as being realizable in the immediate term.

(ii) Credit risk

Credit risk arises from the potential default of a customer in meeting its financial obligations to the Company.  The Company had credit evaluation, approval and monitoring processes, including credit insurance, intended to mitigate potential credit risk.  The Company evaluates the collectibility of accounts receivable and records an allowance for doubtful accounts, which reduces the receivables to the amount management believes will be collected.  The allowance for doubtful accounts as at June 30, 2007 was $3,999 (December 31, 2006 - $3,999).

There is also credit risk related to the interest rate swap asset of $16,423 recorded in other assets.  There is a risk that the counterparty to the swaps will not be able to fulfill its side of the agreement.  The Company monitors the creditworthiness of the counterparty on a quarterly basis to determine whether or not they will be able to fulfill its obligation.  At June 30, 2007, the Company reviewed the creditworthiness of the counterparty, and determined that there was no credit risk on the counterparty fulfilling its obligation under the interest rate swap agreement.

NOTE 19: CONSOLIDATING FINANCIAL INFORMATION

As part of the acquisition of Masonite International Corporation, Masonite (formerly known as Stile Consolidated, “Parent”) through its subsidiaries, Masonite International Corporation (formerly known as Stile Acquisition, “Canadian Issuer”) and Masonite Corporation (formerly known as Masonite US Corporation, formerly known as Stile US Acquisition, “US Issuer”), entered into a Senior Secured Credit Facility agreement and a Senior Subordinated Loan agreement.  The Senior Secured Credit Facility and the Senior Subordinated Loan, which was replaced with the Senior Subordinated Term Loan and subsequently the Senior Subordinated Notes (the “Guaranteed Debt”), are fully and unconditionally guaranteed on a joint and several basis by Masonite and certain of its 100% owned subsidiaries (“Guarantor Subsidiaries”).  The Guaranteed Debt is not guaranteed by the Company’s less than 100% owned subsidiaries and certain other subsidiaries of the Company (collectively, the “Non-Guarantor Subsidiaries”).

The consolidating financial information below for the three and six month periods ended June 30, 2007 and June 30, 2006 is presented consistent with Article 3-10(d) of Regulation S-X.  This consolidating information has been revised to give effect to the items disclosed in note 2.

The consolidating financial information reflects the investments of the Parent Company in the Issuers, and of the Issuer in their respective Guarantor and Non-Guarantor subsidiaries using the equity method.

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

For the three and six month periods ended June 30,2007 and June 30, 2006:

(In thousands of U.S. dollars)

Consolidating Statement of Operations

For the three month period ended June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$122,313	$320,054	$119,173	$(62,915)	$498,625	$116,794	$(26,482)	$588,937
Cost of sales	—	96,222	254,048	97,999	(62,915)	385,354	88,182	(26,482)	447,054
	—	26,091	66,006	21,174	—	113,271	28,612	—	141,883

Selling, general and administration expenses	—	6,765	30,689	4,785	—	42,239	11,010	—	53,249
Depreciation and amortization	—	3,602	19,651	4,826	—	28,079	4,621	156	32,856
Interest	—	21,158	29,634	(232)	—	50,560	(5,565)	—	44,995
(Income) loss from equity investments	(5,439)	(19,111)	(2,591)	—	14,092	(13,049)	—	13,049	—
Other expense	—	3,494	6,636	922	—	11,052	(572)	—	10,480

Income (loss) before income taxes and non-controlling interest	5,439	10,183	(18,013)	10,873	(14,092)	(5,610)	19,118	(13,205)	303

Income taxes	—	(6,559)	(6,478)	1,988	—	(11,049)	3,824	(39)	(7,264)
Non controlling interest	—	—	—	—	—	—	—	2,128	2,128
Net income (loss)	$5,439	$16,742	$(11,535)	$8,885	$(14,092)	$5,439	$15,294	$(15,294)	$5,439

Consolidating Statement of Operations

For the three month period ended June 30, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$143,587	$400,540	$126,798	$(91,260)	$579,665	$110,774	$(32,891)	$657,548
Cost of sales	—	126,951	334,167	103,920	(91,260)	473,778	82,805	(32,891)	523,692
	—	16,636	66,373	22,878	—	105,887	27,969	—	133,856

Selling, general and administration expenses	—	9,621	29,284	4,305	—	43,210	10,786	—	53,996
Depreciation and amortization	—	3,931	17,303	4,315	—	25,549	5,375	60	30,984
Interest	—	21,623	30,157	(173)	—	51,607	(5,533)	—	46,074
Loss (income) from equity investments	817	(19,074)	(2,778)	—	10,396	(10,639)	—	10,639	—
Other expense	—	370	4,675	(67)	—	4,978	62	—	5,040

(Loss) income before income taxes and non-controlling interest	(817)	165	(12,268)	14,498	(10,396)	(8,818)	17,279	(10,699)	(2,238)

Income taxes	—	1,501	(12,787)	3,285	—	(8,001)	4,426	(15)	(3,590)
Non controlling interest	—	—	—	—	—	—	—	2,169	2,169
Net (loss) income	$(817)	$(1,336)	$519	$11,213	$(10,396)	$(817)	$12,853	$(12,853)	$(817)

Consolidating Statement of Operations

For the six month period ended June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$232,280	$642,457	$238,451	$(129,695)	$983,493	$224,633	$(49,818)	$1,158,308
Cost of sales	—	189,967	510,675	197,298	(129,695)	768,245	171,041	(49,818)	889,468
	—	42,313	131,782	41,153	—	215,248	53,592	—	268,840

Selling, general and administration expenses	—	13,021	62,435	9,616	—	85,072	21,590	—	106,662
Depreciation and amortization	—	7,152	36,761	9,563	—	53,476	10,618	313	64,407
Interest	—	43,031	59,132	(428)	—	101,735	(11,920)	—	89,815
(Income) loss from equity investments	(2,411)	(36,492)	(5,022)	—	19,149	(24,776)	—	24,776	—
Other expense	—	3,602	8,166	954	—	12,722	(399)	—	12,323

Income (loss) before income taxes and non-controlling interest	2,411	11,999	(29,690)	21,448	(19,149)	(12,981)	33,703	(25,089)	(4,367)

Income taxes	—	(9,100)	(10,777)	4,485	—	(15,392)	5,591	(230)	(10,031)
Non controlling interest	—	—	—	—	—	—	—	3,253	3,253
Net income (loss)	$2,411	$21,099	$(18,913)	$16,963	$(19,149)	$2,411	$28,112	$(28,112)	$2,411

Consolidating Statement of Operations

For the six month period ended June 30, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Sales	$—	$273,747	$759,169	$240,912	$(170,585)	$1,103,243	$215,100	$(61,224)	$1,257,119
Cost of sales	—	242,393	632,531	199,048	(170,585)	903,387	163,389	(61,224)	1,005,552
	—	31,354	126,638	41,864	—	199,856	51,711	—	251,567

Selling, general and administration expenses	—	19,981	59,169	8,910	—	88,060	21,605	—	109,665
Depreciation and amortization	—	7,829	34,182	8,581	—	50,592	10,476	121	61,189
Interest	—	43,204	60,188	(388)	—	103,004	(12,147)	—	90,857
Loss (income) from equity investments	11,549	(37,009)	(4,877)	—	8,235	(22,102)	—	22,102	—
Other expense	—	2,201	4,834	70	—	7,105	—	—	7,105

(Loss) income before income taxes and non-controlling interest	(11,549)	(4,852)	(26,858)	24,691	(8,235)	(26,803)	31,777	(22,223)	(17,249)

Income taxes	—	(5,495)	(14,666)	4,907	—	(15,254)	5,586	(30)	(9,698)
Non controlling interest	—	—	—	—	—	—	—	3,998	3,998
Net (loss) income	$(11,549)	$643	$(12,192)	$19,784	$(8,235)	$(11,549)	$26,191	$(26,191)	$(11,549)

Consolidating Balance Sheet

June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$40,620	$259	$16,510	$—	$57,389	$19,697	$—	$77,086
Accounts receivable	—	57,967	59,371	72,442	—	189,780	95,148	—	284,928
Intercompany receivable	—	42,534	22,619	21,899	(72,922)	14,130	15,308	(29,438)	—
Inventories	—	59,401	131,809	67,249	—	258,459	68,582	—	327,041
Prepaid expenses	—	3,784	6,913	6,545	—	17,242	5,023	—	22,265
Current future income taxes	—	5,155	24,283	2,243	—	31,681	9,978	—	41,659
	—	209,461	245,254	186,888	(72,922)	568,681	213,736	(29,438)	752,979

Property, plant and equipment	—	61,665	355,444	210,417	—	627,526	214,439	—	841,965
Goodwill	—	174,743	730,979	24,878	—	930,600	20,659	19,725	970,984
Intangible assets	—	225,627	240,447	10,528	—	476,602	9,744	4,882	491,228
Investments and advances	499,448	742,792	156,314	178,287	(892,008)	684,833	232,368	(917,201)	—
Other assets	—	24,731	11,030	265	—	36,026	200	—	36,226
Long-term future income taxes	—	—	—	—	—	—	16,694	—	16,694
	$499,448	$1,439,019	$1,739,468	$611,263	$(964,930)	$3,324,268	$707,840	$(922,032)	$3,110,076

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$—	$54,000	$—	$—	$54,000	$13,194	$—	$67,194
Trade payables and accrued expenses	—	73,626	141,588	57,122	—	272,336	76,101	—	348,437
Intercompany payable	—	22,158	54,464	14,276	(72,922)	17,976	11,462	(29,438)	—
Income taxes payable	—	11,283	9,140	4,659	—	25,082	4,865	—	29,947
Current future income taxes	—	—	—	95	—	95	1,226	—	1,321
Current portion of long-term debt	—	6,263	5,956	57	—	12,276	19,568	—	31,844
	—	113,330	265,148	76,209	(72,922)	381,765	126,416	(29,438)	478,743

Long-term debt	—	895,318	1,183,368	64,465	—	2,143,151	83,370	(377,498)	1,849,023
Long-term future income taxes	—	45,943	116,243	16,044	—	178,230	25,376	1,069	204,675
Long-term liabilities	—	2,926	15,397	8,546	—	26,869	11,834	—	38,703
	—	1,057,517	1,580,156	165,264	(72,922)	2,730,015	246,996	(405,867)	2,571,144

Non-controlling interest	—	—	—	—	—	—	—	39,484	39,484

Shareholders’ equity	499,448	381,502	159,312	445,999	(892,008)	594,253	460,844	(555,649)	499,448
	$499,448	$1,439,019	$1,739,468	$611,263	$(964,930)	$3,324,268	$707,840	$(922,032)	$3,110,076

Consolidating Balance Sheet

December 31, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated

Assets

Current assets:
Cash and cash equivalents	$—	$18,196	$2,971	$5,361	$—	$26,528	$20,895	$—	$47,423
Accounts receivable	—	47,522	57,504	64,898	—	169,924	77,746	—	247,670
Intercompany receivable	—	69,958	23,528	15,204	(98,911)	9,779	12,880	(22,659)	—
Inventories	—	62,429	157,908	68,387	—	288,724	62,814	—	351,538
Income tax recoverable	—	—	—	—	—	—	—	—	—
Prepaid expenses	—	1,219	8,640	4,488	—	14,347	4,784	—	19,131
Current future income taxes	—	8,110	25,099	261	—	33,470	5,415	—	38,885
	—	207,434	275,650	158,599	(98,911)	542,772	184,534	(22,659)	704,647

Property, plant and equipment	—	70,880	373,118	212,885	—	656,883	216,693	—	873,576
Goodwill	—	175,484	730,979	24,701	—	931,164	18,591	19,725	969,480
Intangible assets	—	228,777	253,569	11,197	—	493,543	10,230	5,195	508,968
Investments and advances	485,365	712,219	154,156	179,023	(858,753)	672,010	269,187	(941,197)	—
Other assets	—	46,797	41,683	274	—	88,754	580	—	89,334
Long-term future income taxes	—	—	—	—	—	—	18,507	—	18,507
	$485,365	$1,441,591	$1,829,155	$586,679	$(957,664)	$3,385,126	$718,322	$(938,936)	$3,164,512

Liabilities and Shareholder’s Equity

Current liabilities:
Bank indebtedness	$—	$—	$43,000	$—	$—	$43,000	$17,393	$—	$60,393

Trade payable and accrued expenses	1,352	71,908	157,477	48,890	—	279,627	64,055	—	343,682
Intercompany payable	—	22,118	76,155	14,616	(98,911)	13,978	8,681	(22,659)	—
Income taxes payable	—	10,351	8,927	2,632	—	21,910	4,999	—	26,909
Current future income taxes	—	—	—	405	—	405	1,224	—	1,629
Current portion of long-term debt	—	6,234	5,956	57	—	12,247	19,974	—	32,221
	1,352	110,611	291,515	66,600	(98,911)	371,167	116,326	(22,659)	464,834

Long-term debt	—	929,888	1,221,086	64,493	—	2,215,467	89,690	(381,599)	1,923,558
Long-term future income taxes	—	55,486	122,980	13,155	—	191,621	21,265	1,299	214,185
Long-term liabilities	—	4,635	14,841	8,670	—	28,146	12,935	—	41,081
	1,352	1,100,620	1,650,422	152,918	(98,911)	2,806,401	240,216	(402,959)	2,643,658

Non-controlling interest	—	—	—	—	—	—	—	36,841	36,841
									—
Shareholders’ equity	484,013	340,971	178,733	433,761	(858,753)	578,725	478,106	(572,818)	484,013
	$485,365	$1,441,591	$1,829,155	$586,679	$(957,664)	$3,385,126	$718,322	$(938,936)	$3,164,512

Consolidating Statement of Cash Flows

For the three month period ended June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net income (loss)	$5,439	$16,742	$(11,535)	$8,885	$(14,092)	$5,439	$15,294	$(15,294)	$5,439
Items not involving cash:
Depreciation and amortization	—	3,602	19,651	4,826	—	28,079	4,621	156	32,856
Non-cash interest expense	—	1,229	1,297	—	—	2,526	—	—	2,526
Impairment of property, plant and equipment	—	1,575	1,045	—	—	2,620	—	—	2,620
Loss (gain) on sale of property, plant and equipment	—	7	217	15	—	239	(11)	—	228
(Income) loss from equity investments	(5,439)	(19,111)	(2,591)	—	14,092	(13,049)	—	13,049	—
Share based awards	—	16	434	15	—	465	23	—	488
Future income taxes	—	(6,891)	(5,668)	(58)	—	(12,617)	1,729	(39)	(10,927)
Pension and post-retirement expense (income) and funding, net	—	—	622	(295)	—	327	—	—	327
Unrealized foreign exchange (gains) losses	—	(2,635)	—	77	—	(2,558)	(603)	—	(3,161)
Non-controlling interest	—	—	—	—	—	—	—	2,128	2,128
Change in non-cash operating working capital:
Accounts receivable	—	(4,025)	5,689	1,726	—	3,390	(6,493)	—	(3,103)
Inventories	—	1,909	14,260	(2,397)	—	13,772	(3,071)	—	10,701
Income taxes payable	—	(516)	(907)	2,021	—	597	(1,176)	—	(579)
Prepaid expenses	—	(504)	1,153	154	—	803	(176)	—	627
Accounts payable and accrued liabilities	5	(12,029)	(18,590)	2,755	—	(27,859)	5,248	—	(22,611)
Intercompany receivable	—	20,417	1,071	(3,512)	(19,385)	(1,409)	8,569	(7,160)	—
Intercompany payable	—	(3,799)	(23,351)	(706)	19,385	(8,471)	1,311	7,160	—

	5	(4,014)	(17,203)	13,506	—	(7,706)	25,265	—	17,559
Financing activities
Change in bank and other indebtedness	—	—	29,998	—	—	29,998	(699)	—	29,299
Repayment of long-term debt	—	(1,488)	(1,496)	(14)	—	(2,998)	(4,859)	3,364	(4,493)
	—	(1,488)	28,502	(14)	—	27,000	(5,558)	3,364	24,806
Investing activities
Proceeds from sale of property, plant and equipment	—	73	17	—	—	90	16	—	106
Additions to property, plant and equipment	—	(668)	(3,417)	(1,082)	—	(5,167)	(2,160)	—	(7,327)
Acquisitions	(3,733)	—	—	—	—	(3,733)	—	—	(3,733)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,349)	(206)	(1,555)
Investments and advances	3,728	30,519	(10,028)	(7,208)	376	17,387	(14,229)	(3,158)	—
Other investing activities	—	(578)	1,549	16	—	987	404	—	1,391
	(5)	29,346	(11,879)	(8,274)	3,803	9,564	(17,318)	(3,364)	(11,118)

Net foreign currency translation adjustment	—	4,452	—	(392)	(376)	3,684	(1,027)	—	2,657

Increase (decrease) in cash and cash equivalents	—	28,296	(580)	4,826	—	32,542	1,362	—	33,904

Cash and cash equivalents, beginning of period	—	12,324	839	11,684	—	24,847	18,335	—	43,182
Cash and cash equivalents, end of period	$—	$40,620	$259	$16,510	$—	$57,389	$19,697	$—	$77,086

Consolidating Statement of Cash Flows

For the three month period ended June 30, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net income (loss)	$(817)	$(1,336)	$519	$11,213	$(10,396)	$(817)	$12,853	$(12,853)	$(817)
Items not involving cash:
Depreciation and amortization	—	3,931	17,303	4,315	—	25,549	5,375	60	30,984
Non-cash interest expense	—	993	1,038	—	—	2,031	—	—	2,031
(Gain) loss on sale of property, plant and equipment	—	(703)	1,919	(67)	—	1,149	(17)	—	1,132
Loss (income) from equity investments	817	(19,074)	(2,778)	—	10,396	(10,639)	—	10,639	—
Share based awards	—	180	693	38	—	911	56	—	967
Future income taxes	—	2,147	(12,048)	1,594	—	(8,307)	2,772	(15)	(5,550)
Pension and post-retirement expense (income) and funding, net	—	—	260	(53)	—	207	—	—	207
Non-controlling interest	—	—	—	—	—	—	—	2,169	2,169
Change in non-cash operating working capital:
Accounts receivable	—	(9,909)	(11,954)	4,181	—	(17,682)	(5,881)	—	(23,563)
Inventories	—	204	14,796	(4,649)	—	10,351	68	—	10,419
Income taxes payable	—	1,101	415	(852)	—	664	(2,805)	—	(2,141)
Prepaid expenses	—	(1,583)	26	(839)	—	(2,396)	309	—	(2,087)
Accounts payable and accrued liabilities	—	10,823	19,982	4,223	—	35,028	4,488	—	39,516
Intercompany receivable	—	(11,384)	(190)	(9,973)	5,519	(16,028)	3,728	12,300	—
Intercompany payable	—	(4,118)	2,347	2,891	(5,519)	(4,399)	16,699	(12,300)	—

	—	(28,728)	32,328	12,022	—	15,622	37,645	—	53,267
Financing activities
Change in bank and other indebtedness	—	(21,999)	(12,926)	—	—	(34,925)	(2,404)	—	(37,329)
Proceeds from issuance of long-term debt	—	—	—	—	—	—	357	—	357
Repayment of long-term debt	—	(2,064)	(1,447)	—	—	(3,511)	(7,187)	—	(10,698)
Change in other long-term liabilities	—	(946)	457	—	—	(489)	—	—	(489)
	—	(25,009)	(13,916)	—	—	(38,925)	(9,234)	—	(48,159)
Investing activities
Proceeds from sale of property, plant and equipment	—	8,161	1,272	79	—	9,512	237	—	9,749
Additions to property, plant and equipment	—	(718)	(5,774)	(342)	—	(6,834)	(4,061)	—	(10,895)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,561)	—	(1,561)
Investments and advances	—	49,831	(20,899)	(4,683)	—	24,249	(24,249)	—	—
Other investing activities	—	(932)	(91)	743	—	(280)	733	—	453
	—	56,342	(25,492)	(4,203)	—	26,647	(28,901)	—	(2,254)

Net foreign currency translation adjustment	—	7,266	567	2,980	—	10,813	(4,034)	—	6,779

Increase (decrease) in cash and cash equivalents	—	9,871	(6,513)	10,799	—	14,157	(4,524)	—	9,633
Cash and cash equivalents, beginning of period	—	545	8,421	6,089	—	15,055	23,603	—	38,658
Cash and cash equivalents, end of period	$—	$10,416	$1,908	$16,888	$—	$29,212	$19,079	$—	$48,291

Consolidating Statement of Cash Flows

For the six month period ended June 30, 2007

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net income (loss)	$2,411	$21,099	$(18,913)	$16,963	$(19,149)	$2,411	$28,112	$(28,112)	$2,411
Items not involving cash:
Depreciation and amortization	—	7,152	36,761	9,563	—	53,476	10,618	313	64,407
Non-cash interest expense	—	2,449	2,591	—	—	5,040	—	—	5,040
Impairment of property, plant and equipment	—	1,575	1,045	—	—	2,620	—	—	2,620
Loss (gain) on sale of property, plant and equipment	—	115	816	27	—	958	(8)	—	950
(Income) loss from equity investments	(2,411)	(36,492)	(5,022)	—	19,149	(24,776)	—	24,776	—
Share based awards	—	42	1,126	42	—	1,210	62	—	1,272
Future income taxes	—	(9,432)	(9,205)	844	—	(17,793)	1,566	(230)	(16,457)
Pension and post retirement expense (income) and funding, net	—	—	899	(297)	—	602	—	—	602
Unrealized foreign exchange (gains) losses	—	(2,635)	—	57	—	(2,578)	(392)	—	(2,970)
Non-controlling interest	—	—	—	—	—	—	—	3,253	3,253
Change in non-cash operating working capital:
Accounts receivable	—	(7,464)	(1,867)	(6,513)	—	(15,844)	(16,162)	—	(32,006)
Inventories	—	3,386	26,099	1,898	—	31,383	(4,904)	—	26,479
Income taxes payable	—	(1,194)	212	1,984	—	1,001	(337)	—	664
Prepaid expenses	—	(2,565)	1,727	(2,057)	—	(2,895)	(239)	—	(3,134)
Accounts payable and accrued liabilities	—	(2,898)	(16,233)	7,589	—	(11,542)	11,180	—	(362)
Intercompany receivable	—	25,119	909	(6,695)	(22,143)	(2,810)	(2,429)	5,239	—
Intercompany payable	—	2,343	(21,691)	(341)	22,143	2,454	2,785	(5,239)	—

	—	599	(746)	23,064	—	22,917	29,852	—	52,769
Financing activities						—
Change in bank and other indebtedness	—	—	11,000	—	—	11,000	(4,199)	—	6,801
Repayment of long-term debt	—	(3,043)	(2,991)	(28)	—	(6,062)	(6,767)	4,101	(8,728)
	—	(3,043)	8,009	(28)	—	4,938	(10,966)	4,101	(1,927)
Investing activities
Proceeds from sale of property, plant and equipment	—	73	102	—	—	175	16	—	191
Additions to property, plant and equipment	—	(1,265)	(7,927)	(3,017)	—	(12,209)	(4,017)	—	(16,226)
Acquisitions	(3,733)	—	—	—	—	(3,733)	—	—	(3,733)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,349)	(206)	(1,555)
Investments and advances	3,733	27,304	(3,699)	(9,871)	—	17,467	(13,572)	(3,895)	—
Other investing activities	—	(3,669)	1,549	18	—	(2,102)	446	—	(1,656)
	—	22,443	(9,975)	(12,870)	—	(402)	(18,476)	(4,101)	(22,979)

Net foreign currency translation adjustment	—	2,424	—	983	—	3,407	(1,607)	—	1,800

Increase (decrease) in cash and cash equivalents	—	22,423	(2,712)	11,149	—	30,860	(1,197)	—	29,663

Cash and cash equivalents, beginning of period	—	18,197	2,971	5,361	—	26,529	20,894	—	47,423
Cash and cash equivalents, end of period	$—	$40,620	$259	$16,510	$—	$57,389	$19,697	$—	$77,086

Consolidating Statement of Cash Flows

For the six month period ended June 30, 2006

	Parent	Canadian Issuer	US Issuer	Guarantor Subsidiaries	Guarantor Adjustments	Combined	Non-Guarantor Subsidiaries	Adjustments	Consolidated
Cash provided by (used in):
Operating activities:
Net (loss) income	$(11,549)	$643	$(12,192)	$19,784	$(8,235)	$(11,549)	$26,191	$(26,191)	$(11,549)
Items not involving cash:
Depreciation and amortization	—	7,829	34,182	8,581	—	50,592	10,476	121	61,189
Non-cash interest expense	—	1,992	2,043	—	—	4,035	—	—	4,035
(Gain) loss on sale of property, plant and equipment	—	(703)	2,078	70	—	1,445	—	—	1,445
Loss (income) from equity investments	11,549	(37,009)	(4,877)	—	8,235	(22,102)	—	22,102	—
Share based awards	—	361	1,384	77	—	1,822	113	—	1,935
Future income taxes	—	(4,579)	(12,755)	1,747	—	(15,587)	3,099	(30)	(12,518)
Pension and post-retirement expense (income) and funding, net	—	—	452	(97)	—	355	9	—	364
Non-controlling interest	—	—	—	—	—	—	—	3,998	3,998
Change in non-cash operating working capital:
Accounts receivable	—	(10,435)	(27,138)	(3,971)	—	(41,544)	(11,436)	—	(52,980)
Inventories	—	4,080	19,137	(2,132)	—	21,085	(3,021)	—	18,064
Income taxes payable	—	610	3,403	(4,065)	—	(52)	(3,259)	—	(3,311)
Prepaid expenses	—	(3,984)	1,407	(2,740)	—	(5,317)	1,956	—	(3,361)
Accounts payable and accrued liabilities	—	21,696	9,453	4,725	—	35,874	9,252	—	45,126
Intercompany receivable	—	(7,651)	8,021	(13,725)	(742)	(14,097)	3,006	11,091	—
Intercompany payable	—	(9,420)	13,844	(8,834)	742	(3,668)	14,759	(11,091)	—

	—	(36,570)	38,442	(580)	—	1,292	51,145	—	52,437
Financing activities
Change in bank and other indebtedness	—	(20,000)	(3,926)	—	—	(23,926)	(412)	—	(24,338)
Proceeds from issuance of long-term debt	—	—	—	—	—	—	830	—	830
Repayment of long-term debt	—	(3,621)	(2,931)	—	—	(6,552)	(12,322)	—	(18,874)
Change in other long-term liabilities	—	(587)	457	—	—	(130)	—	—	(130)
	—	(24,208)	(6,400)	—	—	(30,608)	(11,904)	—	(42,512)
Investing activities
Proceeds from sale of property, plant and equipment	—	8,705	1,483	3,384	—	13,572	247	—	13,819
Additions to property, plant and equipment	—	(2,011)	(11,299)	(1,680)	—	(14,990)	(7,214)	—	(22,204)
Distributions to non-controlling interests	—	—	—	—	—	—	(1,561)	—	(1,561)
Investments and advances	—	51,507	(21,662)	(626)	—	29,219	(29,219)	—	—
Other investing activities	—	(3,828)	(2,510)	3,794	—	(2,544)	(33)	—	(2,577)
	—	54,373	(33,988)	4,872	—	25,257	(37,780)	—	(12,523)

Net foreign currency translation adjustment	—	5,326	(334)	3,872	—	8,864	(5,434)	—	3,430

(Decrease) increase in cash and cash equivalents	—	(1,079)	(2,280)	8,164	—	4,805	(3,973)	—	832

Cash and cash equivalents, beginning of period	—	11,495	4,188	8,724	—	24,407	23,052	—	47,459
Cash and cash equivalents, end of period	$—	$10,416	$1,908	$16,888	—	$29,212	$19,079	$—	$48,291